EXHIBIT 99.1

Brookfield Asset Management Announces Reset Dividend Rate on its Series 9 Preferred Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Oct. 12, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (“Brookfield” or “the company”) today announced that it has determined the fixed dividend rate on its Class A Preference Shares, Series 9 (the “Series 9 Preferred Shares”) (TSX: BAM.PR.G) for the five years commencing November 1, 2021 and ending October 31, 2026.

If declared, the fixed quarterly dividends on the Series 9 Preferred Shares during the five years commencing November 1, 2021 will be paid at an annual rate of 2.75% ($0.171875 per share per quarter). This dividend rate represents 218% of the interpolated yield, calculated as of October 12, 2021 at 10:00 a.m. (Toronto time), on the 1.00% Government of Canada bond due September 1, 2026 and the 1.00% Government of Canada bond due June 1, 2027. This dividend will be payable quarterly on the first day of February, May, August and November, commencing with the dividend payable on February 1, 2022.

The annual rate currently paid on the Series 9 Preferred Shares is 2.75%. A quarterly dividend payable at this rate will be paid on November 1, 2021 to shareholders of record on October 15, 2021.

Conversion Rights
Holders of Series 9 Preferred Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on October 18, 2021, to convert all or part of their Series 9 Preferred Shares, on a one-for-one basis, into Brookfield’s Class A Preference Shares, Series 8 (the “Series 8 Preferred Shares”) (TSX: BAM.PR.E), effective November 1, 2021. Holders of Series 9 Preferred Shares who elect to convert their shares by the conversion deadline will receive Series 8 Preferred Shares, effective November 1, 2021 and will be entitled to receive, if declared, a monthly floating-rate dividend based on the prime rate.

Holders of Series 8 Preferred Shares also have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on October 18, 2021, to convert all or part of their Series 8 Preferred Shares, on a one-for-one basis, into Series 9 Preferred Shares, effective November 1, 2021. Holders of Series 8 Preferred Shares who elect to convert their shares by the conversion deadline will receive Series 9 Preferred Shares, effective November 1, 2021 and will be entitled to receive, if declared, the fixed-rate dividend as described above.

Holders of Series 9 Preferred Shares are not required to elect to convert all or any part of their Series 9 Preferred Shares into Series 8 Preferred Shares and holders of Series 8 Preferred Shares are not required to elect to convert all or any part of their Series 8 Preferred Shares into Series 9 Preferred Shares.

As provided in the share conditions of the Series 9 Preferred Shares, (i) if Brookfield determines that there would be fewer than 500,000 Series 9 Preferred Shares outstanding after November 1, 2021, all remaining Series 9 Preferred Shares will be automatically converted into Series 8 Preferred Shares on a one-for-one basis effective November 1, 2021; and (ii) if Brookfield determines that there would be fewer than 500,000 Series 8 Preferred Shares outstanding after November 1, 2021, no Series 9 Preferred Shares will be permitted to be converted into Series 8 Preferred Shares. There are currently 5,515,981 Series 9 Preferred Shares outstanding.

Similarly, as provided in the share conditions of the Series 8 Preferred Shares, (i) if Brookfield determines that there would be fewer than 500,000 Series 8 Preferred Shares outstanding after November 1, 2021, all remaining Series 8 Preferred Shares will be automatically converted into Series 9 Preferred Shares on a one-for-one basis effective November 1, 2021; and (ii) if Brookfield determines that there would be fewer than 500,000 Series 9 Preferred Shares outstanding after November 1, 2021, no Series 8 Preferred Shares will be permitted to be converted into Series 9 Preferred Shares. There are currently 2,476,185 Series 8 Preferred Shares outstanding.

Holders of Series 8 Preferred Shares and Series 9 Preferred Shares will again have the opportunity to convert their shares into the other series on November 1, 2026 and every five years thereafter.

Brookfield Asset Management
Brookfield is a leading global alternative asset manager with over US$625 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield is listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A respectively.

For more information, please visit our website at www.brookfield.com or contact:

Media Kerrie McHugh Tel: (212) 618 3469 kerrie.mchugh@brookfield.com	Investor Relations Linda Northwood Tel: (416) 359-8647 linda.northwood@brookfield.com